Mail Stop 3561

August 5, 2009

Timothy H. Simons, Chief Executive Officer
Crownbutte Wind Power, Inc.
111 5th Avenue NE
Mandan, North Dakota 58554

      Re: **Crownbutte Wind Power, Inc.**
               Amendment No. 3 to Registration Statement on Form S-1
               Filed July 20, 2009
               File No. 333-156467

Dear Mr. Simons:

We have reviewed your letter dated July 17, 2009 in response to our comment letter dated July 9, 2009 and your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. In this latest amendment to your registration statement, we note that you are registering for resale an additional 30,000 shares of common stock on behalf of two new selling shareholders. We note also your revisions throughout your document disclosing that two of the three private placement transactions you discuss closed in April 2009 rather than September 2008. Based on this new disclosure, it is unclear whether your private placements are complete and, if so, when they were completed. Therefore, please tell us in greater detail, with a view to disclosure, the facts and circumstances surrounding the private placements in which your selling shareholders received the shares you are registering on their behalf. In this regard, please discuss when all three private placements were complete, why you believe each of the private placements was completed at that time, the reasons you changed the dates of completion of two private placements from September 2008 to April 2009, in which

private placement you issued the additional 30,000 shares of common stock you are
now registering for resale, why you failed to include this information in either your
first or second amendments on Form S-1, which were both filed after the revised
April 2009 completion date of the private placements, the terms of all the agreements
you entered into to register these privately issued shares on behalf of the selling
shareholders, and any other information regarding these private placements you deem
material. Please be aware, we are seeking this information to determine whether any
private placements that were not completed by the time you initially filed the instant
registration statement should or should not be integrated into this offering and,
specifically, whether this registration statement constituted a general solicitation for
purposes of the private offerings. See Question 139.25 of our Securities Act
Compliance and Disclosure Interpretations, located at our web-site:
http://www.sec.gov/divisions/corpfin/cfguidance.shtml. We may have further
comments after reading your response and any revisions to your document.

2. Please continue to update the financial statements and related financial information
included in the filing as required by Rule 3-12 of Regulation S-X. In this regard, if
your filing is not made effective before August 13, 2009, it appears that you will need
to provide financial statements for the interim period ended June 30, 2009.

About This Offering, page 3

3. Please revise the total amount of shares issued as part of your privately negotiated
transactions to account for the shares issued in April 2009. Also, please revise the
remainder of your filing, including your Recent Sales of Unregistered Securities
section, to account for this sale.

Summary Financial Information, page 5

4. We note your revisions in response to comment three from our letter dated July 9,
2009, including your footnote disclosure that earnings per share are not applicable for
the periods prior to your conversion to a C corporation. As indicated in our previous
comment, we believe you should disclose your historical earnings per share, as seen
in your historical financial statements, for all periods presented, as this is important
information to your readers. If you believe that pro forma earnings per share is more
meaningful because it reflects your earnings for the periods prior to your conversion
to a C corporation as though you were a C corporation, we will not object if you also
wish to disclose pro forma earnings per share for those periods. Alternatively,
because we note from your historical financial statements that pro forma earnings per
share for those periods do not differ from your historical earnings per share, you may
wish to simply present historical earnings per share for all periods. Please advise or
revise your disclosure accordingly.

Selling Stockholders, page 23

5. We note your response to comment four from our letter dated July 9, 2009. Please incorporate your response to comment four into your filing.

Liquidity and Capital Resources, page 46

6. We note your revisions in response to comment five from our letter dated July 9, 2009. For ease of the reader, please consider integrating your discussions of forward looking information, such as your financing outlook and anticipated future expenses, to only provide this information as of the most recent balance sheet date.

7. We note your revisions in response to comment six from our letter dated July 9, 2009. Your current disclosure states that these are your anticipated expenses in the remainder of 2009 and 2010. We remind you that expenses under GAAP are presented on an accrual basis, the timing of recognition for expenses may differ from when cash is paid, and expenses may include non-cash items. If your objective is to disclose the expenses that you expect to appear in your statements of operations, please revise your disclosure to include all cash and non-cash expenses, including costs of revenue and any non-operating expenses such as interest, or to disclose all cash and non-cash expenses within a category in your statement of operations such as operating expenses. Alternatively, if your objective is to disclose your anticipated uses of cash, please revise your disclosure to include all anticipated uses of cash, including cash spent for capital resources or reflected on your balance sheet as prepaid items and cash spent for items that will be classified on your statements of operations as cost of revenues, operating expenses, and non-operating items during these periods. Your current disclosure, which appears to capture only cash items that will be classified on your statements of operations as operating expenses, does not appear meaningful or appropriate as this provides incomplete information as to both your anticipated cash expenditures and your anticipated operating expenses. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 77

8. We note your response to comment eight from our letter dated July 9, 2009. We also note your revisions to your Security Ownership of Certain Beneficial Owners and Management Table. In particular, we note that Manu Kalia is now the beneficial owner of 832,164 shares. In your prior filing Manu Kalia was listed as the beneficial owner of 532,164 shares, a difference of 300,000 shares of common stock. Please discuss why the amount of shares he beneficially owns increased.

Unaudited Financial Statements for the Quarters Ended March 31, 2009…, page F-2

Consolidated Statements of Operations, page F-3

9. We note your revisions in response to comment 12 from our letter dated July 9, 2009. As it may be unclear to your readers why you have provided pro forma earnings per share for the years ended December 31, 2008 and 2007, but not for the interim period ended March 31, 2008, please provide your readers with information similar to that contained in your response to our comment. You may wish to do this by adding a notation to the face of your statements of operations, or you may wish to provide a cross-reference to one of the footnotes to your financial statements and explain this matter within that footnote.

Audited Financial Statements for the Fiscal Years Ended December 31…, page F-11

Consolidated Statements of Cash Flows, page F-15

10. We note your response to the first bullet point in comment 14 from our letter dated July 9, 2009 and also note the revisions to your statement of cash flows reclassifying the entire change in interconnect application deposits to operating activities from investing activities. Your response to the first bullet point provides percentage changes from changes made in your statement of cash flows from your first amendment on Form S-1 to your second amendment on Form S-1, but does not address the additional changes made to your statement of cash flows in this third amendment on Form S-1. Please revise your response to tell us how you considered whether the cumulative changes made to your 2008 statement of cash flows are corrections of errors that should be treated as a restatement of your financial statements consistent with guidance in paragraphs 25 and 26 of SFAS 154. To the extent that you believe the correction of your misstatements are immaterial, provide us with your qualitative and quantitative analysis under SAB Topic 1M to support your position.

Notes to Consolidated Financial Statements, page F-16

Note 6 – Stockholder's Equity, page F-21

11. We note your revisions in response to comment 24 from our letter dated July 9, 2009. Please refer to paragraph A240(d) of SFAS 123R and revise your disclosures to fully comply with this guidance. Please disclose the weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term for your warrants outstanding and for your warrants exercisable.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Adam S. Gottbetter, Esq.
        Gottbetter & Partners, LLP
        Via Facsimile